

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2021

Maurizio Chiriva Internati, Ph.D.
Chief Executive Officer
Kiromic Biopharma, Inc.
7707 Fannin, Suite 140
Houston, TX 77054

Re: Kiromic Biopharma, Inc.
Draft Registration Statement on Form S-1
Submitted June 11, 2021
CIK No. 0001792581

Dear Dr. Internati:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at 202-551-5019 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey Fessler, Esq.